April 27, 2011

                                                                            Transmitted by Fax and Federal Express

ITEX Corporation

Board of Directors
3326 160th Avenue SE
Suite 100
Bellevue, WA 98008

Attention:  Secretary

Re:  Shareholder Demand Letter

Dear Board of Directors,

This letter will advise you that David Polonitza, a record owner of 200 shares and the direct beneficial owner of 128,640 (inclusive of the 200 shares owned of record) of common stock, par value $0.01 per share (the "Common Stock"), of ITEX Corporation, a Nevada corporation (the "Company"), which represents approximately 3.56% of the Common Stock outstanding. Mr. Polonitza, is also a member of the Polonitza Group, and in that capacity may be deemed to be the indirect beneficial owner of the 515,608 shares (the "Shares") of Common Stock held in the aggregate, which represents approximately 14.3% of the outstanding Common Stock (3,000 shares held by Rahul Pagidipati, 175,781 shares held by Pagidipati Family, LP, 13,300 shares held by Deviah and Rudrama Pagidipati, 71,645 shares held by Kirk Anderson, 6,000 shares held by Paul Kim, 12,460 shares held by Andrew G. Cooke, 96,380 shares held by Corner Market Capital Corp., and 8,402 shares held by Richard and Great Polonitza). Share ownership is reported as of the date hereof, and the percentages used herein are based upon 3,605,320 shares of Common Stock outstanding as of January 31, 2011 as reported in the Company's quarterly report on Form 10-Q for the period ended January 31, 2011.

Following ITEX CEO’s biggest failure in the past 5 years, the termination of the SuperMedia contract, SEC filings show that ITEX’s Directors have subsequently issued through both share grants to Company insiders and private stock sales approximately 543,250 shares, or an increase of over 15% of the existing shares outstanding.  This letter will advise you that Mr. Polonitza, as a shareholder of the Company, demands ITEX’s Board of Directors respond to the following questions in line with their fiduciary duties to shareholders that ensures proper corporate governance within the Company along with Board of Director’s responsibilities to manage all aspects of corporate affairs.

1.      Following the termination of the SuperMedia contract, why did the Board feel it necessary to amend the 2004 Equity Incentive Plan and authorize an additional 400,000 shares for distribution without shareholder approval? Who has received these restricted shares and under what terms where they distributed? Was a Compensation Consultant used to determine how to distribute the restricted shares within the Company’s Equity Incentive Plan or were the figures conceived arbitrarily? Were performance metrics linked to the distribution of these shares? What is the vesting schedule for these shares? If a recipient of these shares leaves the Company before they are fully vested but there is no change of control trigger that takes place, must they forfeit the unvested shares? Why has ITEX not filed an 8-K with the details regarding such a material transaction?

2.      If the restricted shares were issued as a means of retaining key employees, why has the board allowed these restricted shares to immediately vest if the incumbent directors cease to constitute a majority of the members of the Board, as opposed to contingent on the termination of the employee? If the Board is concerned about employee retention, why does it not have any employment agreement with the Company’s CEO? Will ITEX be paying the taxes on these newly distributed restricted shares?

3.      ITEX filed a Form D on April 8, 2011 indicating the Private market sale of $605,000 shares worth of Common Stock to 19 separate individuals. Who are these individuals, at what price did they pay for the stock?  Were there any special terms provided to these 19 individuals to incentive them to purchase the shares? Why is the Company selling additional shares, when at the end of the 2nd Quarter the Company has over $5.6 million in cash? Why couldn’t these individuals purchase these shares in the public markets?

4.      The Company did not publicly disclose in its SEC filings that John Wade, an “independent” ITEX director, was serving as the Director of Finance for Mercent Corp, a Company controlled by Eric Best, ITEX’s other “independent” director until November 2010. How many years has John Wade served as Eric Best’s Director of Finance without this information being disclosed to shareholders?

5.      ITEX Corporation’s Preliminary Proxy filing, filed with the SEC on October 22, 2010, stated: “The CEO of ITEX is a board member of Morse Best Incorporated (“Morse Best”), a company controlled by Mr. Best, but the CEO does not serve on that company’s compensation committee.” However, ITEX’s Definitive Proxy Statement filed with the SEC on November 4, 2010 stated: “The CEO of ITEX formerly served as an uncompensated board member of Morse Best, a company controlled by Mr. Best.” No further information was provided as to why Mr. White was no longer a board member of Morse Best. Is Mr. White no longer a board member of Morse Best? Why is Mr. White still listed as a Director of Morse Best within Morse Best’s Articles of Incorporation that is on file with the State of Washington? How long was Mr. White’s tenure as a Director of Morse Best?  What was his compensation for those years, and what is his current and past ownership stakes in Morse Best? Since Eric Best has been a Director of ITEX, what is the aggregate amount of payments that Morse Best received from ITEX?

6.      For fiscal years 2008, 2009, and 2010, related party transactions appear to have been $50,000, $65,000, and $92,000 respectively.  How much of these amounts did John Wade and Eric Best directly or indirectly receive beyond their disclosed fees for serving as a Company Director?

7.      Have any of the Director’s relatives, or their immediate family members, worked or continue to work for the Company or any of ITEX franchisees or related businesses during the past three years? If so, who are they, and what are or were the terms of their employment and compensation?

8.      What other business relationships do the current Directors have that is not currently being disclosed to shareholders?

            It should also be understood that neither your communications with me nor any of my communications with others will relieve the Company's management of its responsibility for providing information to public investors in compliance with applicable SEC regulations.

            Please inform me within five business days as to what arrangements you propose for producing the demanded records.

Sincerely yours,

David Polonitza